Exhibit 4.13

Summary of Agreement between Guilin Jun Tai Fu Construction and Development Co. Ltd. and Guilin Institute of Architectural Design to design dormitory building, cafeteria, and certain other structures in the Guilin facility

Guilin Jun Tai Fu Construction and Development Co. Ltd. (“Guiling JTF”) entered into an agreement (“Agreement”) with the Guilin Institute of Architectural Design (“Design Institute”) on August 26, 2011 for the design of dormitory building, cafeteria, exterior of factory buildings, and miscellaneous structures in Guilin JTF’s Green Energy Smart Grid Plant, located within the Guilin Tie Shan Industrial Park.  Guilin JTF shall provide the Design Institute documents on land use scope and plan, property survey, geological survey report and government authorization.  The Design Institute shall deliver to Guilin JTF site and building drawings and construction plans.  The total contract price is RMB 320,000.  Guilin JTF shall pay the Design Institute RMB 32,000 within three (3) days of the signing of the Agreement, RMB 168,000 within three (3) days of the approval of the site and building drawings, and a sum to bring the total amount paid to 90% of the contract price within three (3) days of the approval of the construction plan.  Guilin JTF shall pay the Design Institute the remainder of the contract price upon the completion of the construction of the designed buildings and structures.